SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                              Spectra-Physics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   847568 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

                                    Copy to:

                              Neil H. Aronson, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 21, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

=================================
CUSIP NO.  847568 10 2                               13D
=================================

================================================================================
       1
                 NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Thermo Electron Corporation
                 04-2209186
--------------------------------------------------------------------------------
       2
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) _
                                                                          (b) x
                                                                              -
--------------------------------------------------------------------------------
       3
                 SEC USE ONLY
--------------------------------------------------------------------------------
       4
                 SOURCE OF FUNDS

                 WC

--------------------------------------------------------------------------------
       5
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                  PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
       6
                 CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
================================================================================
            NUMBER OF
                                          7     SOLE VOTING POWER
            SHARES
                                                13,333,000
                                  ----------------------------------------------
            BENEFICIALLY
                                          8     SHARED VOTING POWER
OWNED BY
                                                0
                                  ----------------------------------------------
            EACH
                                          9     SOLE DISPOSITIVE POWER
REPORT      REPORTING
                                                13,333,000
                                  ----------------------------------------------
            PERSON
                                         10     SHARED DISPOSITIVE POWER
   WITH
                                                0
================================================================================

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 13,333,000
--------------------------------------------------------------------------------

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

                SHARES                                                    [  ]
--------------------------------------------------------------------------------

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                79.8%
--------------------------------------------------------------------------------

14              TYPE OF REPORTING PERSON

                CO
================================================================================

     Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $0.01 per share, of Spectra-Physics, Inc. (the "Issuer") as set forth below.

Item 2.  Identity and Background

     Item 2 is hereby amended and restated to read as follows:

     This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person"), pursuant to Rule 13d-2, to reflect changes to information previously reported under Items 3, 4, and 5 of Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment directly and through one or more wholly-owned subsidiaries. As of the date of this Amendment, 13,000,000 Shares were held by Spectra-Physics AB, which is a wholly-owned subsidiary of the Reporting Person, and 333,000 Shares were held directly by the Reporting Person.

     The Reporting Person develops, manufactures and markets technology-based instruments, components and systems serving multiple markets, including, without limitation, life sciences, telecommunications and food, drug and beverage production. The Reporting Person also develops, manufactures and markets diagnostic and monitoring products serving the healthcare industry.

     The  principal  business  address  and  principal  office  address  of  the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

     Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following as the second paragraph thereof:

      Any funds necessary for the proposed transaction described in Item 4 below will be paid out of the Reporting Person's working capital.

Item 4.  Purpose of Transaction

     The third, fourth and fifth paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

     On August 21, 2001, the Reporting Person issued a press release stating that the Reporting Person plans to make a cash tender offer by the end of September 2001 for any and all of the outstanding Shares of the Issuer held by minority stockholders at $20 per Share in cash. The Reporting Person currently owns of record approximately 79.8% of the outstanding Shares.

     The Reporting Person is seeking to receive acceptances from holders of enough Shares so that, when combined with its current ownership of Shares, the Reporting Person's ownership reaches at least 90%. If the Reporting Person achieves this 90% ownership threshold, it will acquire all remaining outstanding Shares through a subsequent short-form merger in Delaware, the timing of which will be announced at a later date. It is the current intention of the Reporting Person that stockholders who do not tender their Shares to the Reporting Person during the tender offer would also receive $20 per Share in cash for their Shares in the short-form merger.

     The Reporting Person has caused in the past and intends to continue to cause a majority of the members of the Issuer's board of directors to consist of the Reporting Person's designees. From time to time, the Reporting Person has loaned, and may continue to loan, money to the Issuer in such a manner and in such amounts as it and the Issuer determine to be appropriate.

     Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.      Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) The 13,333,000 Shares beneficially owned by the Reporting Person consist of 13,000,000 Shares owned by Spectra-Physics AB and 333,000 Shares owned directly by the Reporting Person, and represent approximately 79.8% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, except that Mr. Marijn Dekkers, the President of the Reporting Person and a director of the Issuer, holds 15,000 options to purchase Shares, of which 25% become exercisable on August 25, 2001.

     (b) The Reporting Person has the sole power to vote and dispose of the Shares beneficially owned by it.

     (c) On June 20, 2001, the Reporting Person acquired 333,000 Shares for cash on the open market at a price per share of $17.67. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

                                   THERMO ELECTRON CORPORATION



Date: August 23, 2001              /s/ Theo Melas-Kyriazi
                                   -----------------------------------------
                                   By:  Theo Melas-Kyriazi
                                   Its: Vice President and Chief Financial
                                        Officer

Appendix A is hereby amended and restated in its entirety as follows:


                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Peter O. Crisp:                         Director, Thermo Electron

      Mr. Crisp is the vice chairman of Rockefeller Financial Services, Inc.

Frank Jungers:                          Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Jim P. Manzi:                           Director, Thermo Electron

     Mr. Manzi is a private entrepreneur involved in a number of technology start-up ventures primarily related to the Internet.

Robert A. McCabe:                       Director, Thermo Electron

     Mr. McCabe is the Chairman of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                      Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of The Sagamore Group, a firm specializing in change management situations with a focus on the service sector.

Hutham S. Olayan:                       Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022.

Michael E. Porter:                      Director, Thermo Electron

     Dr. Porter is the Bishop William Lawrence University Professor at the Harvard Business School, and a leading authority on competitive strategy and international competitiveness.

Elaine S. Ullian:                       Director, Thermo Electron

     Ms. Ullian is president and chief executive officer of Boston Medical Center, a 550-bed academic medical center affiliated with Boston University.

Richard F. Syron:   Director, Chairman of the Board and Chief Executive
                    Officer, Thermo Electron

Marijn E. Dekkers:  Director, President and Chief Operating Officer,
                    Thermo Electron

      Mr. Dekkers is a citizen of The Netherlands.

Guy Broadbent:      Vice President, Thermo Electron; President, Optical
                    Technologies

      Mr. Broadbent is a citizen of the United Kingdom.

Barry S. Howe:      Vice President, Thermo Electron; President, Measurement and
                    Control

Colin Maddix:       Vice President, Thermo Electron; President, Life Sciences

Seth H. Hoogasian:  Vice President and General Counsel, Thermo Electron

Theo Melas-Kyriazi: Vice President and Chief Financial Officer, Thermo Electron

      Mr. Melas-Kyriazi is a citizen of Greece.

Peter E. Hornstra:  Corporate Controller and Chief Accounting Officer, Thermo
                    Electron